SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES AND EXCHANGE ACT OF 1934

AMENDMENT NO. 4

Intersections Inc.

(Name of the Issuer)

WC SACD One Merger Sub, Inc.

WC SACD One Parent, Inc.

WC SACD One, Inc.

WndrCo Holdings, LLC

iSubscribed Inc.

General Catalyst Group IX, L.P.

GC Entrepreneurs Fund IX, L.P.

(Names of Persons Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

460981301

(CUSIP Number of Class of Securities)

WC SACD One Merger Sub, Inc., WC SACD One Parent, Inc., WC SACD One, Inc.: c/o iSubscribed Inc. 15 Network Drive Burlington, Massachusetts 01803 Attn: Blake Cunneen, CFO (617) 322-0291	iSubscribed Inc. 15 Network Drive Burlington, MA 01803 Attn: Blake Cunneen, CFO (617) 322-0291	WndrCo Holdings, LLC: c/o WndrCo, LLC 9355 Wilshire Boulevard, Suite 400 Beverly Hills, CA 90210 Attn: Andrew Chang, General Counsel (424) 363-3066	General Catalyst Group IX, L.P., GC Entrepreneurs Fund IX, L.P. c/o General Catalyst Partners 20 University Road, 4th Floor Cambridge, MA 02138 Attn: Christopher McCain, Chief Legal Officer (617) 234-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Ari Lanin Gibson, Dunn & Crutcher LLP 2029 Century Park East Suite 4000 Los Angeles, California 90067 (310) 552-8581	James J. Moloney Gibson, Dunn & Crutcher LLP 3161 Michelson Drive Irvine, California 92612 (949) 451-4343	Mark Mihanovic McDermott Will & Emery LLP 275 Middlefield Road, Suite 100 Menlo Park, California 94025 (650) 815-7438	Jane D. Goldstein Ropes & Gray LLP Prudential Tower, 800 Boylston Street Boston, MA 02199-3600 (617) 951-7431

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$106,255,123.12	$12,878.12***

*

Estimated for purposes of calculating the filing fee only. The transaction value was calculated by (i) multiplying the offer price of $3.68 per share (the “Offer Price”) of common stock, par value $0.01 per share (“Shares”), of Intersections Inc., a Delaware corporation (the “Company”), by 24,428,246 Shares, which is the number of Shares issued and outstanding; (ii) adding the product of (A) 1,216,444, which is the amount of Shares subject to outstanding “in-the-money” stock options, and (B) $1.38, which is the difference between the Offer Price and $2.30, the average weighted exercise price of such options; (iii) adding the product of (A) 1,746,169 Shares subject to issuance pursuant to restricted stock units issued by the Company, and (B) the Offer Price; (iv) adding the product of (A) 1,500,000 Shares subject to issuance pursuant to a warrant issued by the Company, and (B) $1.18, which is the difference between the Offer Price and $2.50, the exercise price for such warrant; and (v) adding the product of (A) 1,762,115, which is the difference between 14,977,974, the number of Shares issuable upon full conversion of the Company’s senior secured convertible notes into Shares and 13,215,859, the number of Shares issuable upon full conversion of the Company’s senior secured convertible note held by Parent into Shares, and (B) the Offer Price. The foregoing figures have been provided by the Company to Purchaser and unless otherwise noted are as of November 26, 2018, the most recent practicable date.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by .0001212.
***	Amount Previously Paid: $12,878.12 Form or Registration No.: Schedule TO-T Date Filed: November 29, 2018

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 to the Tender Offer Statement on Schedule TO (the “Amendment”) amends and supplements the Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on November 29, 2018, as amended by Amendment No. 1 to the Schedule TO filed with the SEC on December 18, 2018, as amended by Amendment No. 2 to the Schedule TO filed with the SEC on December 26, 2018, as amended by Amendment No. 3 to the Schedule TO filed with the SEC on January 7, 2019 (as amended and supplemented, the “Schedule TO”), and relates to the offer by WC SACD One Merger Sub, Inc. to purchase all of the issued and outstanding shares (the “Shares”) of common stock, par value $0.01 per share (“Common Stock”), of Intersections Inc. (the “Company”), at $3.68 per Share, in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 29, 2018 (as amended and as may be further amended or supplemented from time to time, the “Offer to Purchase”) and the accompanying Letter of Transmittal (which together with any amendments or supplements thereto, constitute the “Offer”). The Offer is described in more detail in the Schedule TO-T tender offer statement filed with the SEC on November 29, 2018 by the Bidders (as amended and as may be further amended or supplemented from time to time, the “TO-T”), which includes the Offer to Purchase and the Letter of Transmittal (together with all other exhibits attached thereto, the “Tender Offer Statement”).

This Schedule TO, and all the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Every Item in the Schedule TO is automatically updated, to the extent such Item incorporates by reference any section of the Offer to Purchase that is amended and supplemented therein. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented to add the following:

“Closing of the Merger

American Stock Transfer & Trust Co., LLC, the depositary for the Offer, has advised WC SACD One, Inc. that the final results of Purchaser’s cash tender offer to purchase all of the issued and outstanding Shares of the Company for $3.68 per share in cash, which expired at 5:00 P.M., New York City time, on Friday, January 4, 2019 were as follows: as of the expiration of the Offer, a total of 13,443,400 shares of Common Stock of the Company were validly tendered and not validly withdrawn from the Offer (including 8,012 shares that were validly tendered pursuant to the notice of guaranteed delivery procedures), of which 10,635,230 shares were tendered by stockholders who are not rollover participants or directors or executive officers who are not rollover participants.

On January 11, 2019, immediately prior to the Effective Time of the Merger, the Notes automatically converted in accordance with their terms into an aggregate of 15,005,435 shares of Common Stock, of which (a) 13,240,089 were issued to Parent, (b) 1,324,009 were issued to Loeb Holding Corporation and (c) 441,337 were issued to David McGough. In addition, the transactions contemplated by the Contribution and Assignment Agreements were consummated in accordance with their terms, with the Rollover Shares consisting of (i) 8,803,640 shares held by Loeb Holding Corporation, (ii) 922,154 shares held by Michael Stanfield, (iii) 577,846 shares held by Stanfield Family Investments LLC), and (iv) 800,000 shares held by David McGough. Immediately following the contribution by the Rollover Holders of the Rollover Shares to WC SACD and prior to the consummation of the Merger, WC SACD contributed and assigned the Rollover Shares to Parent.

Subsequently, on January 11, 2019, Parent completed its acquisition of the Company pursuant to the terms of the Merger Agreement, wherein Purchaser merged with and into the Company in accordance with Section 251(h) of the DGCL, with the Company surviving as an indirect wholly-owned subsidiary of Parent. At the Effective Time, each issued and outstanding Share not tendered into the Offer, other than Shares held by stockholders who have perfected their appraisal rights under Delaware law, Shares held in the treasury of the Company or owned, directly or indirectly, by Parent or Purchaser immediately prior to the Effective Time (including the Rollover Shares), were automatically cancelled and converted into the right to receive $3.68 in cash (without interest and subject to deduction for any applicable withholding tax), which is the same price that was paid in the Offer. A copy of the press release detailing the consummation of the Merger, and all information contained therein, is incorporated herein by reference to Exhibit (a)(5)(E) hereto.

Immediately following the effectiveness of the Merger, the Company notified the Nasdaq Global Select Market (“Nasdaq”) of the completion of the Merger and the Company’s intent to remove its Common Stock from listing on the Nasdaq. On January 11, 2019, Nasdaq filed with the SEC a Form 25 to delist and deregister the Common Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Trading of the Common Stock on the Nasdaq was suspended as of approximately 9:00 a.m. New York City time on January 14, 2019. In addition, the Company intends to file with the SEC a certification and notice of termination on Form 15 with respect to the Common Stock, requesting that the Common Stock be deregistered under the Exchange Act, and that the reporting obligations of the Company with respect to the Common Stock under Sections 13(a) and 15(d) of the Exchange Act be suspended.

Closing of the iSubscribed Merger

Additionally, pursuant to the Binding Term Sheet and subsequent definitive documentation that was executed and delivered by the parties thereto, the merger of iSubscribed with and into WC SACD Holdings Merger Sub, Inc. was completed on January 11, 2019. iSubscribed survived the merger and became a wholly-owned subsidiary of WC SACD Holdings, Inc.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(E)	Press Release issued by WC SACD One, Inc. on January 11, 2019 (incorporated herein by reference to Exhibit (a)(5)(E) of Schedule 13E-3 Amendment No. 4 filed by WC SACD One Merger Sub, Inc. with the Securities and Exchange Commission on January 14, 2019).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2019

WC SACD ONE MERGER SUB, INC.

By:	/s/ Hari Ravichandran
Name:	Hari Ravichandran
Title:	Chief Executive Officer

WC SACD ONE PARENT, INC.

By:	/s/ Hari Ravichandran
Name:	Hari Ravichandran
Title:	Chief Executive Officer

WC SACD ONE, INC.

By:	/s/ Hari Ravichandran
Name:	Hari Ravichandran
Title:	Chief Executive Officer

ISUBSCRIBED INC.

By:	/s/ Hari Ravichandran
Name:	Hari Ravichandran
Title:	Chief Executive Officer

WNDRCO HOLDINGS, LLC

By:	/s/ Andrew Chang
Name:	Andrew Chang
Title:	General Counsel

GENERAL CATALYST GROUP IX, L.P. a Delaware corporation

By:	General Catalyst Partners IX, L.P. its General Partner

By:	General Catalyst GP IX, LLC its General Partner

By:	/s/ Christopher McCain
Name:	Christopher McCain
Title:	Chief Legal Officer

GC ENTREPRENEURS FUND IX, L.P. a Delaware corporation

By:	General Catalyst Partners IX, L.P. its General Partner

By:	General Catalyst GP IX, LLC its General Partner

By:	/s/ Christopher McCain
Name:	Christopher McCain
Title:	Chief Legal Officer

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